Man Group USA Inc.

717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

06015581

SUPPL

SEC MAIL RECEIVED PROCESSING
JUL 28 2006
WASH, D.C. 213 SECTION

July 21, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find a copy of a public announcement made by Man Group plc. This announcement was also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the self-addressed envelope provided.

Sincerely yours,

Donna Balon /mb

Donna Balon
Vice President

PROCESSED
AUG 02 2006
THOMSON
FINANCIAL

cc: Barry Wakefield (w/Encl.)

v\mb\ltr\Sec12.doc

dlw 7/31

Press Release

Man Group plc

21 July 2006

FORESTER LIMITED
(incorporated with limited liability in Guernsey with registered number 40171)
NOTICE OF RESULTS OF OFFER
to holders of outstanding
£400,000,000
3.75 per cent. Guaranteed Exchangeable Bonds due 2009
(ISIN: XS0157910711; Common Code: 15791071)
Exchangeable for ordinary shares of and unconditionally guaranteed by
MAN GROUP PLC
(incorporated with limited liability in England and Wales with registered number 2921462)
(the "**Bonds**")

Notice of Results of Offer

NOTICE IS HEREBY GIVEN by Forester Limited (the "**Company**") that pursuant to its offer to pay a cash offer amount to any holder of Bonds who prior to 4.00 p.m. (London time) on 20 July 2006 submitted a valid Application for Exchange and Exchange Notice to exchange his Bonds for the ordinary shares of Man Group plc (the "**Shares**") in accordance with Condition 12 of the terms and conditions of the Bonds and upon the terms and subject to the conditions set out in the offer terms contained in the Offer Document dated 13 July 2006 (the "**Offer Document**", which terms and conditions constitute the "**Offer**"):

1. The Offer expired at 4.00 p.m. (London time) on 20 July 2006.

2. Valid Applications for Exchange and Exchange Notices were received by the Principal Paying and Exchange Agent in respect of £152,105,000 aggregate principal amount of outstanding Bonds (representing 38.0 per cent. in principal amount of Bonds originally issued).

3. The Company intends to accept for exchange all the Bonds for which a validly tendered Application for Exchange and Exchange Notice has been submitted, and for each £1,000 principal amount of Bonds for which a valid Application for Exchange and Exchange Notice has been submitted holders of such Bonds will receive a total payment of £41.20.

4. The payment date for the Offer Amount and the settlement date for delivery of the Shares is 1 August 2006.

5. After settlement of the Offer, the aggregate principal amount of Bonds outstanding will be £247,885,000.

6. The £152,105,000 aggregate principal amount of Bonds tendered for exchange pursuant to the Offer (at the current exchange price of 1282 pence) will result in 11,864,652 Shares being delivered on exchange.

Sugar Quay
Lower Thames Street
London EC3R 6DU
Tel +44 (0)20 7144 1000
Fax +44 (0)20 7144 1923
www.mangroupplc.com

Registered in England 2921462